                                                        CHRISTOPHER S. AUGUSTE
                                                        PARTNER
                                                        PHONE 212-715-9265
                                                        FAX 212-715-8277
                                                        CAUGUSTE@KRAMERLEVIN.COM

                                             April 27, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

            Re: InterAmerican Acquisition Group Inc.
                Amendment No. 6 to Registration Statement on Form S-1
                Filed April 26, 2006
                File No. 333-125558
                -------------------

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we have filed Amendment No. 6 to the above-captioned Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 6 to William
Bennett. The key changes to Amendment No. 6 include the following:

         1. Increasing the offering from 6,000,000 units to 7,500,000 units.

         2. Effecting a 1.25-for-1 stock split of the Company's outstanding shares of common stock.

         3. Increasing the warrant purchase commitment of InterAmerican Capital
Partners II LLC from $800,000 to $900,000 (which will be funded following the completion of the offering) and disclosing that such proceeds will be deposited into the trust account.

         4. Disclosing that up to $700,000 of interest earned on the trust account may be released to the Company to fund its working capital.

         5. Increasing the deferral of underwriting fees from 3% of the gross proceeds raised in the offering to 4% of the gross proceeds raised in the offering.

Mr. John Reynolds
United States Securities and Exchange Commission
April 27, 2006

         6. Updated financial statements as of February 28, 2006 and December
31, 2005.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                 Very truly yours,

                                                 /s/ Christopher S. Auguste

                                                 Christopher S. Auguste
cc: Mr. William C. Morro